EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

						Six Months
						Ended
	2000	2001	2002	2003	2004	June 30, 2005

Consolidated pretax income	$134,840	$218,336	$309,340	$396,217	$521,212	$269,458

Share of distributed income of 50%-or-less-owned affiliates net of equity pickup	(163)	(26)	(2,689)	94	(5,772)	(168)

Amortization of capitalized interest	27,581	31,878	32,162	38,263	41,764	20,560

Interest	62,610	55,327	49,086	50,125	53,242	33,565

Less interest capitalized during the period	(34,105)	(31,675)	(39,695)	(42,602)	(52,015)	(33,130)

Interest portion of rental expense	6,065	7,190	6,679	5,973	5,639	2,689

EARNINGS	$196,828	$281,030	$354,883	$448,070	$564,070	$292,974

Interest	$62,610	$55,327	$49,086	$50,125	$53,242	$33,565

Interest portion of rental expense	6,065	7,190	6,679	5,973	5,639	2,689

FIXED CHARGES	$68,675	$62,517	$55,765	$56,098	$58,881	$36,254

Ratio of earnings to fixed charges	2.87	4.50	6.36	7.99	9.58	8.08